UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission file number 1-10421

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

Luxottica Group Tax Incentive Savings Plan

Luxottica Group ERISA Plans Compliance and Investment Committee

Luxottica U.S. Holdings Corp.

12 Harbor Park Drive

Port Washington, New York 11050

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LUXOTTICA GROUP S.p.A.

PIAZZALE CADORNA 3, MILAN, 20123 ITALY
(Address of principal executive office)

Financial Statements and Report of Independent Registered Public Accounting Firm

Luxottica Group Tax Incentive Savings Plan

December 31, 2014 and 2013

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm - Plante & Moran, PLLC

Report of Independent Registered Public Accounting Firm

Luxottica Group ERISA Plans

Compliance and Investment Committee

We have audited the accompanying statements of net assets available for plan benefits of the Luxottica Group Tax Incentive Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

Cincinnati, Ohio

June 15, 2015

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2014 and 2013

	2014	2013
ASSETS
Cash	$913,313	$814,973

Participant-directed investments, at fair value:
Mutual funds	416,286,038	382,147,889
Money market fund	51,580,846	55,119,848
Common stock	76,456,816	79,688,422
Total investments	544,323,700	516,956,159

Receivables:
Participant contributions	617	—
Employer contributions	3,187,328	1,982,234
Due from broker for securities sold	295,100	295,788
Notes receivable from participants	21,081,814	19,929,459
Total receivables	24,564,859	22,207,481

Total assets	569,801,872	539,978,613

LIABILITIES

Due to broker for securities purchased	270,291	210,975
Total liabilities	270,291	210,975

Net assets available for plan benefits	$569,531,581	$539,767,638

The accompanying notes are an integral part of these statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2014

Additions to Net Assets
Contributions:
Participant contributions	$30,415,671
Employer contributions	12,985,319
Rollover contributions	3,080,818
Total contributions	46,481,808

Investment income:
Net appreciation in fair value of investments (Note C)	1,264,819
Interest and dividends	28,199,735
Net investment income	29,464,554

Interest income from participant notes receivable	879,617

Total additions	76,825,979

Deductions from Net Assets
Benefits paid to participants	46,890,049
Administrative expenses	171,987
Total deductions	47,062,036

Net increase	29,763,943

Net assets available for plan benefits:
Beginning of year	539,767,638

End of year	$569,531,581

The accompanying notes are an integral part of these statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE A — PLAN DESCRIPTION

The following description of the Luxottica Group Tax Incentive Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

1.  General

The Plan is a defined contribution plan sponsored by Luxottica U.S. Holdings Corp. (the “Company”) and covers U.S.-based employees of certain of the Company’s subsidiaries.  The Plan provides participants the opportunity to save for future financial needs by setting aside a portion of their compensation through payroll deductions.  Associates are eligible to participate in the Plan for purposes of making salary deferral contributions as soon as administratively practical.  Associates are eligible to participate in the Plan for purposes of receiving Company matching contributions after reaching age 21, meeting certain hours of service and other requirements, as defined.

The Luxottica Group ERISA Plans Compliance and Investment Committee controls and manages the operation and administration of the Plan. The Plan’s administrative function is being performed by Fidelity Workplace Services, LLC and Fidelity Management Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2.  Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.

The Company makes matching contributions on a quarterly basis. During 2014, the Company matched 100% of the first 3% of eligible compensation for associates hired prior to January 1, 2014 and up to 5% of eligible compensation for associates hired or rehired on or after January 1, 2014.

Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

3.  Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2014 and 2013

NOTE A — PLAN DESCRIPTION (continued)

4.  Investments

Participants direct the investment of their contributions into various investment options offered by the Plan.  Company contributions are invested according to participants’ directions.  The Plan currently offers various funds through Fidelity Management Trust Company as well as a Luxottica Stock Fund which invests primarily in the American Depository Shares (“ADS”) of Luxottica Group S.P.A. All participant and Company match contributions, if any, are invested directly into these elected funds.

5.  Vesting

Participants are 100% vested in their salary deferral contributions and vest in the Company’s contribution portion of their accounts, if any, based on years of vesting service as defined by the Plan. A participant is 25% vested after two years of vesting service and gains an incremental 25% each subsequent year, reaching full vesting at the end of five years of vesting service.

6.  Participant Notes Receivable

Participants are eligible to borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested value of their accounts (excluding matching contributions).  Participants cannot have more than two loans outstanding at the same time.   The loans are secured by the balance in the participant’s account and bear interest based on local prevailing rates as determined by the Plan Administrator.  Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, with the exception of mortgage loans, which may be repaid over 15 years.

7.  Payment of Benefits

On termination of service for any reason, a participant may elect to receive a lump-sum distribution or a rollover to another qualified benefit plan or Individual Retirement Account, equal to the value of the participant’s vested interest in his/her account, less applicable withholding tax if paid to the individual.  Subject to approval by the plan administrator, participants may apply for hardship withdrawals, as defined.

8.  Forfeited Accounts

Company contributions forfeited by participants may be used by the Company to satisfy Plan administrative expenses or to reduce future Company contributions. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $1,629,041 and $1,092,321, respectively.  Forfeitures of $141,800 were used to reduce employer contributions during the year ended December 31, 2014.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  Basis of Accounting

The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2014 and 2013

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.  Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

3.  Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note D.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

4.  Participant Notes Receivable

Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest.  Participant notes receivable are written off when determined to be uncollectible.

5.  Administrative Expenses

Administrative expenses of the Plan are paid by the Company and the Plan, as provided in the plan document.

6.  Payment of Benefits

Benefit payments to participants are recorded upon distribution.

7.  Risks and Uncertainties

The Plan utilizes various investment instruments, including a money market fund, mutual funds, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2014 and 2013

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

8.  New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update amends ASC 820, Fair Value Measurements removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The disclosure requirements are effective for fiscal years beginning after December 15, 2015 for public entities, and are required to be provided retrospectively for all comparative periods presented. Management does not expect the adoption of this standard to have a significant impact on the Plan’s financial statements.

NOTE C — INVESTMENTS

Significant investments of the Plan as of December 31, 2014 and 2013 are as follows:

	2014	2013
Fidelity Retirement Money Market Fund	$51,580,846	$55,119,848
Luxottica Group S.p.A.	76,456,816	79,688,422
Neuberger Berman Genesis Fund — Trust Class	30,568,030	35,077,058
Fidelity Balanced Fund K	38,724,231	36,635,475
Fidelity Contrafund K	84,291,196	81,413,585
Fidelity Equity Income Fund K	44,776,857	43,681,466
Fidelity Spartan U.S. Equity Index Fund Institutional Class	34,423,083	29,885,276

Both the Luxottica Stock Fund and Fidelity Funds are parties-in-interest.  See Note E.

For the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,264,819 as follows:

Common stock	$1,705,883
Mutual funds	(441,064)
Net appreciation of investments	$1,264,819

NOTE D — FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The authoritative guidance establishes a framework for measuring fair value that provides a hierarchy that prioritizes into three levels the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described as follows:

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2014 and 2013

NOTE D — FAIR VALUE MEASUREMENTS (continued)

Level 1                                Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets and liabilities that the Plan has the ability to access at the measurement date.

Level 2                                Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s policy is to recognize transfers between levels of the fair value hierarchy as of the end of the reporting period.  There were no significant transfers between levels of the fair value hierarchy during 2014.

Following is a description of the valuation methodologies used for the Plan’s assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds:  Valued at the closing price reported on the NASDAQ Stock Exchange.

Money Market Fund:  Valued at the net asset value (“NAV”) of $1 per share.

Common Stock:  Valued at closing price for the American Depository Shares of Luxottica Group S.p.A as reported on the New York Stock Exchange.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments valued at NAV as of December 31, 2014 consisted of the money market fund (“MMF”). The MMF seeks to preserve principal investments while earning interest income.  The MMF will try to maintain a stable $1 unit price, but it cannot guarantee that it will be able to do so.  The yield of the MMF will fluctuate.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2014 and 2013

NOTE D — FAIR VALUE MEASUREMENTS (continued)

The NAV of the MMF is determined using the market value or fair value, if market data is unavailable, of the underlying net investment.  The MMF allows for daily liquidity with no additional days’ notice required for redemption for participant directed transactions.  The account is fully liquid and events limiting the account’s ability to transact at NAV are not probable.

The following table summarizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2014 and 2013.

	Level 1	Level 2	Level 3	Total
December 31, 2014
Mutual funds:
Large cap equity	$163,491,136	$—	$—	$163,491,136
Blended	137,868,119	—	—	137,868,119
Fixed income	32,384,652	—	—	32,384,652
Small cap equity	30,568,030	—	—	30,568,030
International equity	17,241,925	—	—	17,241,925
Mid cap equity	26,926,732	—	—	26,926,732
Other	7,805,444	—	—	7,805,444
Total mutual funds	416,286,038	—	—	416,286,038
Money market fund	—	51,580,846	—	51,580,846
Luxottica Group Common Stock	76,456,816	—	—	76,456,816
Total Investments	$492,742,854	$51,580,846	$—	$544,323,700

December 31, 2013
Mutual funds:
Large cap equity	$154,980,327	$—	$—	$154,980,327
Blended	113,331,810	—	—	113,331,810
Fixed income	30,889,525	—	—	30,889,525
Small cap equity	35,077,058	—	—	35,077,058
International equity	18,614,320	—	—	18,614,320
Mid cap equity	23,288,616	—	—	23,288,616
Other	5,966,233	—	—	5,966,233
Total mutual funds	382,147,889	—	—	382,147,889
Money market fund	—	55,119,848	—	55,119,848
Luxottica Group Common Stock	79,688,422	—	—	79,688,422
Total Investments	$461,836,311	$55,119,848	$—	$516,956,159

The Plan also holds other assets and liabilities not measured at fair value using one of the above methods on a recurring basis, including contributions receivable, participant notes receivable, cash, and unsettled trades.  The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

LUXOTTICA GROUP TAX INCENTIVE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2014 and 2013

NOTE E — EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market or mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services are included as a reduction of the return earned on each fund.  Fees paid by the Plan for administrative services were $157,475 for the year ended December 31, 2014.

Transactions within the Luxottica Stock Fund qualify as party-in-interest transactions because the underlying security within the fund is Company stock.  Refer to Note C for the market values of Luxottica Common Stock held at December 31, 2014 and 2013.

NOTE F — PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become fully vested in their account.

NOTE G — FEDERAL INCOME TAX STATUS

The Plan obtained a favorable determination letter on May 8, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has subsequently been amended; however, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

In accordance with guidance on accounting for uncertainty in income taxes, plan management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2011.

LUXOTTICA GROUP INCENTIVE PLAN

Form 5500 E.I.N. 11-3491054 Plan No. 025

Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower, lessor,	maturity date, rate of interest,	Current
(a)	or similar party	collateral, par or maturity value	value

	MUTUAL FUNDS
*	Fidelity Equity Income Fund K	Registered Investment Company	$44,776,857
*	Fidelity Balanced Fund K	Registered Investment Company	38,724,231
*	Fidelity Intermediate Bond Fund	Registered Investment Company	16,371,490
*	Fidelity Spartan U.S. Bond Index Fund Institutional Class	Registered Investment Company	6,165,297
*	Fidelity Contrafund K	Registered Investment Company	84,291,196
*	Fidelity Capital & Income Fund	Registered Investment Company	9,847,864
*	Fidelity Spartan Ext Market Index Advantage Fund	Registered Investment Company	6,045,931
*	Fidelity Spartan International Index Fund Institutional Class	Registered Investment Company	6,791,079
*	Fidelity Spartan U.S. Equity Index Fund Institutional Class	Registered Investment Company	34,423,083
	American Beacon International Equity Fund	Registered Investment Company	10,450,846
	Neuberger Berman Genesis Fund - Trust Class	Registered Investment Company	30,568,030
	Vanguard Selected Value Fund Investor Class	Registered Investment Company	11,535,779
	Munder Mid-Cap Core Growth Class Y	Registered Investment Company	9,345,023
	Cohen & Steers Realty Shares Institutional Class	Registered Investment Company	7,805,443
*	Fidelity Freedom Income Fund K	Registered Investment Company	2,440,159
*	Fidelity Freedom 2010 Fund K	Registered Investment Company	1,041,259
*	Fidelity Freedom 2015 Fund K	Registered Investment Company	8,806,041
*	Fidelity Freedom 2020 Fund K	Registered Investment Company	14,163,831
*	Fidelity Freedom 2025 Fund K	Registered Investment Company	13,241,238
*	Fidelity Freedom 2030 Fund K	Registered Investment Company	13,404,021
*	Fidelity Freedom 2035 Fund K	Registered Investment Company	12,161,679
*	Fidelity Freedom 2040 Fund K	Registered Investment Company	12,901,429
*	Fidelity Freedom 2045 Fund K	Registered Investment Company	10,180,814
*	Fidelity Freedom 2050 Fund K	Registered Investment Company	8,420,487
*	Fidelity Freedom 2055 Fund K	Registered Investment Company	2,382,931
	Total mutual funds		416,286,038

	COMMON STOCK
*	Luxottica Group S.p.A.	Luxottica common stock	76,456,816

	MONEY MARKET FUND
*	Fidelity Retirement Money Market Fund	Money market fund	51,580,846

	PARTICIPANT NOTES RECEIVABLE
*	Various participants	Participant notes receivable (interest ranging from 4.25% to 10.5%)	21,081,814

	TOTAL		$565,405,514

*	Denotes a party-in-interest.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Luxottica Group Tax Incentive Savings Plan

Date:	June 17, 2015	By:	/s/ Vito Giannola
VITO GIANNOLA
CO-CHAIRMAN